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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                         TO RULES 13d-1(b) AND (c) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 2)(1)


                        Phoenix International Ltd., Inc.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  719078-10-7
                                  -----------
                                 (CUSIP Number)



------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 892148107                   13G                PAGE   2  OF  5  PAGES
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
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   1.       NAMES OF REPORTING PERSONS                                                             Bahram Yusefzadeh
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                   (b) [ ]
                                                                                                   N/A [ ]

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   3.       SEC USE ONLY

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   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                        U.S. Citizen

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                            5.      SOLE VOTING POWER                                                      1,442,303
       NUMBER OF
        SHARES              ----------------------------------------------------------------------------------------
     BENEFICIALLY           6.      SHARED VOTING POWER                                                        2,848
       OWNED BY
         EACH               ----------------------------------------------------------------------------------------
       REPORTING            7.      SOLE DISPOSITIVE POWER                                                 1,442,303
      PERSON WITH
                            ----------------------------------------------------------------------------------------
                            8.      SHARED DISPOSITIVE POWER                                                   2,848

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  9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,445,151

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  10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            The amount in Row 9 includes 348 shares held by Mr. Yusefzadeh's
            daughter, as to which Mr. Yusefzadeh disclaims beneficial ownership.                   [ ]

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  11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            17.0%

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  12.       TYPE OF REPORTING PERSON*

            IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1(a).             Name of Issuer:
                           Phoenix International Ltd., Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           500 International Parkway
                           Heathrow, FL 32746

Item 2(a).        Name of Person Filing:

                           Bahram Yusefzadeh

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           500 International Parkway
                           Heathrow, FL 32746

Item 2(c).        Citizenship:

                           U.S.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                           719078-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           N/A

Item 4.           Ownership

                  (a)  Amount Beneficially Owned:

                  Mr. Yusefzadeh beneficially owns 1,442,303 shares. This amount includes: (i) 927,776 shares of Common Stock currently held by Mr. Yusefzadeh in his individual capacity; (ii) 348 shares held by Mr. Yusefzadeh's daughter; (iii) 55,143 shares held by the Bahram and Laury Yusefzadeh Charitable Remainder Trust, of which Mr. Yusefzadeh is a director; (iv) 291,541 shares held by the Yusefzadeh Family Limited Partnership, of which Mr. Yusefzadeh is the general partner;
         (v) 2,500 shares held by Mr. Yusefzadeh's wife; and (vi) 164,995 various exercisable options. Mr. Yusefzadeh disclaims beneficial ownership with respect to the 348 shares held by his daughter.


                                      3
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                  (b)  Percent of Class

                                       17.0%

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                                       1,442,303

                       (ii)  shared power to vote or to direct the vote:

                                       2,848

                       (iii) sole power to dispose or to direct the
                             disposition of:

                                       1,442,303

                       (iv) shared power to dispose or to direct the disposition of:

                                       2,848

Item 5.           Ownership of Five Percent or Less of a Class:

                                       N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Dividends or proceeds from the sale of 348 shares would be distributed to Mr. Yusefzadeh's daughter; dividends or proceeds from the sale of the 291,541 shares owned by the Yusefzadeh Family Limited Partnership would be distributed to the partners of such partnership.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

                                       N/A


                                       4
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Item 8.           Identification and Classification of Members of the Group.

                                       N/A

Item 9.           Notice of Dissolution of Group.

                                       N/A

Item 10.          Certification.

                  Not applicable.  Not filed pursuant to Rule 13d-1(b).


                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 9, 2000
                                          -------------------------------------
                                                        (Date)


                                                   /s/ Bahram Yusefzadeh
                                          -------------------------------------
                                                        (Signature)


                                                    Bahram Yusefzadeh
                                          -------------------------------------
                                                       (Name/Title)





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